Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

March 19, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER RECEIVES UPGRADED MINERAL RESOURCE ESTIMATE FOR
LA GLORIA ZONE AT MAPIMI SILVER-LEAD-ZINC PROPERTY

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that Wardrop Engineering (Wardrop) of Vancouver, B.C. has delivered an updated NI 43-101 compliant mineral resource estimate for the La Gloria / Las Palmitas Zones on the Company’s Mapimi Project in northeastern Durango State, Mexico. The new estimate has effectively upgraded the previous resource of 22.3 million silver equivalent ounces (Ag Eq Oz) from the Inferred to the Indicated category and added an additional 6.3 million Ag Eq Oz in the Inferred category for a global resource of 28.6 million recoverable Ag Eq Oz.

The new estimate includes the twenty-nine core holes, representing 6,298 metres, completed during Great Panther’s Phase I drilling program in the first half of 2007. This program consisted mostly of fill-in holes focused on the La Gloria Zone and adjacent Las Palmitas Zone in an effort to confirm, expand, and better delineate the previous Inferred Mineral Resource of 4,969,800 tonnes at a grade of 59g/t Ag, 0.13g/t Au, 0.81% Pb and 1.31% Zn estimated in 2006 by Wardrop from reverse circulation and core drilling of Coeur d’Alene Mines Corp., completed in 1997-98 (GPR news release, September 18, 2006).

The 2007 Phase I drilling at Mapimi has increased the confidence level of the resource, resulting in a new Indicated Mineral Resource estimated at 6,585,900 tonnes grading 28g/t silver, 0.09g/t gold, 0.41% lead and 1.14% Zn and an Inferred Mineral Resource at 2,027,900 tonnes grading 34g/t silver, 0.13g/t gold, 0.54% lead and 0.81% zinc. A breakdown of the resources by zone, type (oxide or sulphide) and category can be found in the tables below. The final report itself will be posted on the Company’s website and on SEDAR once it is received from Wardrop (anticipated by early April).

In the new resource estimate, Wardrop has used different parameters than in 2006, such that the new estimate is considered to be more robust. In keeping with the previously reported resource estimate, Wardrop has applied a cut-off grade of 50g/t silver equivalent (Ag Eq). Metal prices and recoveries used were US$9.55/oz and 76%, respectively, for silver, US$530/oz and 70% for gold, US$0.63/lb and 80% for lead and US$1.00/lb and 80% for zinc. Statistically higher grade samples were also removed by capping the assay data at 150g/t for silver, 3.0g/t for gold, and 4.5% for each of lead and zinc. Wardrop used Ordinary Kriging and Inverse Distance Squared to estimate the resource, with blocks of 5m X 5m X 5m being used for the three-dimensional model. Metallurgical recoveries used are the same as for the 2006 resource estimate, which were based upon tests conducted by Silver Standard Resources Inc. in 1999 as part of a property review.

The new resource represents a total of 22,297,800 Ag Eq Oz in the Indicated category and 6,305,000 in the Inferred category. The uncapped resource would represent a total of 23,661,200 Ag Eq Oz in the Indicated category and 6,714,200 in the Inferred category. With the benefit of the added drill holes, Wardrop has reinterpreted the geological model of the mineralized zones and, while this has increased the confidence level, it has placed greater physical constraints on the model and, in particular, reduced the interpreted size of the Las Palmitas Zone.

The delay in releasing the updated resource estimate is due to the fact that, as part of the review process, it was found that while Great Panther’s Phase I drilling compared favourably with the reverse circulation (RC) drilling completed by Coeur d’Alene, the latter’s diamond drilling returned significantly higher silver and lead grades. This apparent inconsistency necessitated the re-assaying of some of the Coeur d’Alene drill core and a thorough check of all databases, statistics, calculations and interpretations. The Company is now satisfied that all assays are valid and that the difference in assay levels between drilling programs is due to the fact that the Coeur d’Alene diamond drill holes were mostly drilled into what is now interpreted as a higher grade core of the mineralized zone, while their RC holes and Great Panther’s diamond drill holes were mostly drilled outside of this core, on a more systematic basis.

The effect of the higher commodity prices used in the current resource estimate compared to those used in 2006 is that lower grade material now becomes potentially economic, which thereby lowers the average grade of the resource while increasing the tonnage. Thus, the new resource represents an increase in tonnage of approximately 73% while the average grade of the Indicated and Inferred Resources is now 105g/t Ag Eq and 97g/t Ag Eq, respectively, compared to 139g/t Ag Eq in the 2006 resource. As such, the estimated recoverable ounces of silver equivalent have increased by approximately 28%.

Table 1: Resource Grades (Capped)

ROCK GROUP	GRADE GROUP	Density	Tonnage	Au	Ag	Pb	Zn	Ag Eq
		tonnes/m3		g/t	g/t	%	%	g/t
OXIDE	INDICATED	2.48	4,272,400	0.09	32	0.46	0.95	99
	INFERRED	2.48	927,000	0.08	32	0.50	0.80	91
SULFIDE	INDICATED	2.66	2,313,400	0.11	22	0.30	1.50	118
	INFERRED	2.66	1,100,900	0.16	36	0.57	0.83	101
TOTAL INDICATED			6,585,900	0.09	28	0.41	1.14	105
TOTAL INFERRED			2,027,900	0.13	34	0.54	0.81	97

Table 2: Contained Metal and Recoverable Ag Eq

	GRADE
ROCK GROUP	GROUP	Tonnage	Au	Ag	Pb	Zn	Ag Eq	Ag Eq
			oz	oz	lbs	lbs	grams	ounces
OXIDE	INDICATED	4,272,400	12,036	4,349,036	43,260,764	89,815,540	420,944,817	13,535,203
	INFERRED	927,000	2,440	967,315	10,269,078	16,257,856	84,707,530	2,723,715
SULFIDE	INDICATED	2,313,400	7,794	1,652,527	15,542,659	76,382,524	272,518,009	8,762,637
	INFERRED	1,100,900	5,690	1,266,355	13,839,819	20,063,455	111,378,052	3,581,288
TOTAL INDICATED		6,585,900	19,831	6,001,563	58,803,423	166,198,064	693,462,827	22,297,840
TOTAL INFERRED		2,027,900	8,130	2,233,670	24,108,898	36,321,311	196,085,582	6,305,003

Great Panther’s 2007 Phase I drilling determined that the La Gloria and Las Palmitas Zones are structurally complex and fault-bounded on all sides, including to depth where a shallow dipping fault system appears to cut off the mineralization at depths of 100-200 metres. The La Gloria resource represents approximately 360 metres of strike length with widths of up to 150 metres and may still be open to the southwest. Las Palmitas extends for approximately 200 metres of strike length and is up to 50 metres wide. The width of both zones is greater near surface and appears to pinch at depth, a shape that lends itself well to open pit mining. The level of oxidation lies at 60 to 80 metres below surface.

The work to date on La Gloria and Las Palmitas has resulted in a well-defined resource that can now be modeled for extraction by open pit mining methods. An in-house scoping study has been initiated that will examine basic issues such as permitting, metallurgy, transportation, mining, milling and construction costs, etc. While this will lay the groundwork for later feasibility studies, it is still the Company’s objective to increase the size of the overall project resource by drilling targets outside of La Gloria/Las Palmitas. The Mapimi Project comprises approximately 15,000 hectares, much of which is still unexplored.

To this end, the Phase II diamond drilling program, which commenced in October 2007, is testing two large coincident geological, geochemical, and geophysical anomalies, namely the Central (Bulls Eye) and North Zones. The mineralization at La Gloria/Las Palmitas consists of disseminated pyrite, galena and sphalerite hosted within hydrothermal breccias and stockworks, brecciated sediments and rhyolite associated with a cluster of rhyolite domes. Similar host rocks and mineralization are now known to be areally extensive on the property and the widely spaced Phase II drilling has also intersected skarn alteration and mineralization to the north of La Gloria, suggesting that the latter zone may be only a peripheral portion of a much larger intrusive-related system.

The strong chargeability responses within the Bulls Eye anomaly are interpreted to represent alteration halos of widespread disseminated pyrite, containing more discrete zones of silver-gold-lead-zinc mineralization. The La Gloria zone is part of the southern tip of the 2,000 metre long, by up to 800 metre wide Bulls Eye anomaly. In addition, the 1,000 metre by 700 metre North Zone displays skarn alteration and lead-zinc-copper sulphides on surface and at depth at the contact between rhyolite and limestone, suggesting the potential for higher grade, skarn and/or carbonate replacement style mineralization. Eighteen holes (numbers 30-47) have now been completed in the Phase II program and assay results are being compiled as they come in.

La Gloria and Las Palmitas are located just a few hundred metres from a paved highway and approximately 100 kilometres from Peñoles’ smelter at Torreon. This should significantly reduce certain development and operational costs and will be an important consideration as the Company examines various production scenarios. Great Panther is earning a 100% interest in the Mapimi Property, subject to a 3% NSR.

The drilling at Mapimi is being conducted by BDW Drilling of Guadalajara, Mexico. The Company’s QA/QC program includes the regular insertion of blanks, duplicates and standards into the sample shipments, plus ISO certified laboratory checks. Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Mapimi Project under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.